

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03013611

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003
153

SEC FILE NUMBER
8-51750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miller Tabak + Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue – 12th Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brett Maybrown   **(212) 370-0040**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 1 7 2003

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
                        in this form are not required to respond unless the form displays
                        a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jeffrey D. Miller__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Miller Tabak + Co., LLC__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

The financial statements and supplemental information of the Company are made available to all of the Company members and allied members of the New York Stock Exchange, Inc.

LOIS E. TORRES
NOTARY PUBLIC, State of New York
No. 31-4845964, Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires _01-31-06_

Notary Public

Signature

__Member of the Managing Member__
__Jeffrey D. Miller__ Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Miller Tabak + Co., LLC

December 31, 2002
with Report of Independent Auditors

Miller Tabak + Co., LLC

Statement of Financial Condition

December 31, 2002

Contents



■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Miller Tabak + Co., LLC

We have audited the accompanying statement of financial condition of Miller Tabak + Co., LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

February 21, 2003

Miller Tabak + Co., LLC

Statement of Financial Condition

December 31, 2002

(In Thousands)

Assets

Cash	$ 636
Due from brokers and dealers	42,298
Securities owned, at market value	6,895
Investments, at fair value	3,213
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $4,450	4,758
Other assets	2,416
Total assets	$60,216

Liabilities and members' equity

Liabilities:

Securities sold, not yet purchased, at market value	$43,324
Accrued expenses and other liabilities	2,327
	45,651

Commitments and contingencies

Subordinated note	1,500
Members' equity	17,593
Less receivables from members	(4,528)
Members' equity	13,065
Total liabilities and members' equity	$60,216

See accompanying notes to the statement of financial condition.

2

Miller Tabak + Co., LLC

Notes to Statement of Financial Condition

December 31, 2002

(In Thousands)

1. Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"). In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

At December 31, 2002, Jeffco Management LLC ("Jeffco"), the Managing Member of the Company, had a 51% membership interest in the total members' equity, before deducting receivables from members, of the Company. MTH Holdings, Inc. ("Holdings"), a New York corporation, an affiliate of the Company, has a 29% interest in the total members' equity, before deducting receivables from members, of the Company at December 31, 2002.

The Company effects trades in equities, fixed income instruments, options and futures, both on a proprietary basis and on behalf of its customers, which include institutions and some individuals. The Company clears its transactions on a fully disclosed basis through Bear Stearns Securities Corp. (the "Clearing Broker"). In addition, the Company performs investment services for institutional clients, including consulting and research.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent, however, actual results could differ from these estimates.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on the last sales price as of the end of the year, or if such security did not trade on such day, the most recent sales price in which a sales price was reported by a major securities exchange. In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

3

Miller Tabak + Co., LLC

Notes to Statement of Financial Condition (continued)

(In Thousands)

2. Significant Accounting Policies (continued)

Investments are carried at estimated fair value as determined by the Managing Member after considering appropriate information available at the time. Estimated fair value may not represent the ultimate net realizable value of such investments.

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or their estimated useful lives.

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

3. Due from Brokers and Dealers

Due from brokers and dealers includes primarily proceeds from securities sold short, net receivables and payables for unsettled transactions, margin deposits and cash balances with the Company's Clearing Broker. Cash at the Clearing Broker that is related to securities sold, not yet purchased, is restricted until the securities are purchased. Margin debt balances are collateralized by certain of the Company's securities owned. At December 31, 2002, the Company had no margin debt balance.

4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute net capital in accordance with the Alternative Method permitted by the Rule. At December 31, 2002, under this alternative, net capital, as defined, shall not be less than $250. At December 31, 2002, the Company had net capital of $2,108, which exceeded required net capital by $1,858.

The Company was permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the years ended December 31, 2002, the Company did not elect to qualify any securities under this rule.

Miller Tabak + Co., LLC

Notes to Statement of Financial Condition (continued)

(In Thousands)

4. Net Capital (continued)

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the net capital rule of the SEC.

5. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2002 consist of the following:

Securities owned, at market value:	
Equity securities	$ 3,205
Options	3,690
	$ 6,895
Securities sold, not yet purchased, at market value:	
Equity securities	$ 27,785
Options	15,539
	$ 43,324

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

6. Investments

Investments, at fair value, at December 31, 2002 consist of the following:

Investment in Miller Tabak Roberts Securities, LLC	$2,737
Measurisk LLC (formerly Derivative Associates, Inc.)	415
Other	61
	$3,213

At December 31, 2002, the Company had a 25% membership interest in Miller Tabak Roberts Securities, LLC ("MTR"), a registered broker-dealer with the SEC and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company accounts for its investment in MTR at an amount equal to its members' equity, which approximates fair value.

(In Thousands)

6. Investments (continued)

At December 31, 2002, the Company had a 40% interest in Measurisk LLC, which provides risk consulting services. The Company accounts for its investment in Measurisk LLC at fair value.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN46), which addresses consolidation by business enterprises of Variable Interest Entities (VIE). The accounting provisions and disclosure requirements of FIN 46 are effective immediately for VIE's created after January 31, 2003, and are effective for reporting periods beginning after June 15, 2003 for VIE's created prior to February 1, 2003. The Company continues to evaluate all relationships, but does not expect FIN 46 to have a material impact on its financial position or results of operations.

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company trades various financial instruments and enters into various investment activities with off-balance sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in 7. 7. 7. securities sold, not yet purchased in the statements of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2002, the fair value of options purchased and sold are included in securities owned and securities sold, not yet purchased, respectively, on the statement of financial condition.

The Company continuously monitors its transactions with off-balance sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an offsetting option to reduce potential loss due to changes in the market value.

Miller Tabak + Co., LLC

Notes to Statement of Financial Condition (continued)

(In Thousands)

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

Substantially all of the Company's cash is held in accounts at a major financial institution and therefore, is subject to the credit risk or the financial institution.

Substantially all of the Company's due from brokers and dealers and securities owned, are held at the Clearing Broker and therefore, are subject to the credit risk of the Clearing Broker. This risk is mitigated by the fact that all accounts at the Clearing Broker are fully protected by an excess securities bond issued by a major insurance provider.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others" (FIN 45) which provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2002, there were no amounts to be indemnified to the Clearing Broker for these accounts.

8. Related Party Transactions

At December 31, 2002, equity notes receivable from members totaled $626 and bear interest at 4%. Other amounts of $3,902 at December 31, 2002, which are also due from members, bear interest at the broker call rate and include advances made to Holdings and the members of Jeffco. All receivables from members are deducted from members' equity in the accompanying statement of financial condition.

Pursuant to a Facilities Management Agreement (the "FMA"), the Company provides general administrative services to MTR, including providing office space, furniture and equipment, office management, trading support personnel, clearance services and maintaining books and records (collectively "Administrative Services"). As compensation for providing Administrative Services the Company receives a fee based on a percentage of net realized trading gains of MTR plus reimbursement of certain specific costs benefiting MTR.

9. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

Miller Tabak + Co., LLC

Notes to Statement of Financial Condition (continued)

(In Thousands)

10. Commitments and Contingencies

The Company leases office space under leases with various expiration dates, the latest expiring December 31, 2008. The leases provide for minimum annual rentals of $858 through 2008 and the escalation of rental charges based upon increases in taxes and maintenance costs.

As of December 31, 2002, the Company had an option to acquire a seat on the Chicago Board Options Exchange, Inc. ("CBOE") for $105. At December 31, 2002, the market value, at bid price, was $150 for a CBOE seat. This seat is being leased by the Company during the option period ending June 30, 2003, at an amount computed by applying to the outstanding option price a rate equivalent to 2% in excess of the broker call rate. At December 31, 2002, the carrying value of this option approximates the fair value and is included in other assets.

11. Subordinated Note

The subordinated note is provided by the Clearing Broker. The subordinated note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. The subordinated note may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

Borrowings subordinated to claims of general creditors totaled $1,500 at December 31, 2002 and are charged interest at 30 day LIBOR plus 5%. Subsequent to December 31, 2002, the Company and the Clearing Broker extended the scheduled maturity date of the subordinated note to July 2004 at comparable terms.